Valens Semiconductor Ltd. 8 Hanagar St. POB 7152 Hod Hasharon 4501309, Israel October 25, 2021 VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Mr. Gregory Herbers

Re:	Valens Semiconductor Ltd. Registration Statement on Form F-1 Registration No. 333-260390

Dear Mr. Herbers

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9 a.m. Eastern Standard Time on October 27, 2021 or as soon thereafter as is practicable.

Please do not hesitate to contact Michael Kaplan of Davis Polk & Wardwell llp at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

VALENS SEMICONDUCTOR LTD.

By:	/s/ Dror Heldenberg
	Name:	Dror Heldenberg
	Title:	Chief Financial Officer

cc:	Gideon Ben Zvi, Chief Executive Officer, Valens Semiconductor Ltd.
Dror Heldenberg, Chief Financial Officer, Valens Semiconductor Ltd.
Michael Kaplan, Davis Polk & Wardwell LLP
Brian Wolfe, Davis Polk & Wardwell LLP
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